Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA


03029972

2003-08-13

SUPPL



Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Yours sincerely

Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79
+45 44 42 10 02 fax

dlw 9/11

novozymes®

Stock Exchange Announcement

August 13, 2003

Novozymes A/S

Corporate financial statement for the first half of 2003

For the first half-year net profit rose by 34% from DKK 270 million to DKK 361 million. The outlook for annual net profit has increased. The outlook for annual free cash flow has also been upwards adjusted.

- Sales rose by 5% to DKK 2,840 million from DKK 2,715 million in the first half of 2002. Calculated in local currencies, sales rose by 16%. Adjusted for acquisitions and minor one-off items, the sales growth calculated in local currencies was 13-14%.

- Operating profit increased by 7% to DKK 458 million from DKK 429 million. The operating profit margin was 16.1% compared to 15.8% in 2002.

- Profit before tax rose by 33% to DKK 502 million from DKK 377 million in 2002. Net financials were DKK +44 million compared to DKK -52 million in 2002.

- Net profit rose by 34% from DKK 270 million to DKK 361 million. Earnings per share were DKK 5.02, an increase of 37%.

- Free cash flow, including acquisitions, was DKK 335 million compared to DKK 201 million in 2002. Excluding acquisitions, the figure was DKK 457 million compared to DKK 304 million in 2002.

- The first production trials with hyaluronic acid proceeded satisfactorily, and the product is still scheduled to be launched for the cosmetics industry in 2004.

Outlook for 2003

Net profit is expected to increase by 13% (compared to the previous outlook of 10%) due to favourable developments in net financials, while the growth in operating profit is still expected to be 3-5%. The outlook for free cash flow before acquisitions has been adjusted upwards to DKK 800-900 million compared to DKK 750-850 million previously.



(DKK million)	First half 2003	2002	% change YTD / YTD	Q2 2003	2002	% change Q2 / Q2
Net turnover	**2,840**	**2,715**	5	1,396	1,407	(1)
- Enzymes	2,710	2,626	3	1,331	1,359	(2)
- Microorganisms	130	89	46	65	48	35
Operating profit (EBIT)	**458**	**429**	7	239	235	2
- Enzymes	448	422	6	234	231	1
- Microorganisms	10	7	43	5	4	25
Operating profit margin	16.1	15.8	-	17.1	16.7	-
Net financials	44	(52)	-	8	(40)	-
Profit before tax	**502**	**377**	33	247	195	27
Tax	140	107	31	69	53	30
Minority interests	(1)	0	-	0	(1)	-
Net profit	**361**	**270**	34	178	141	26
Free cash flow	**335**	**201**	67	174	130	34
Earnings per DKK 10 share	**5.0**	**3.7**	37	2.5	1.9	29
Average no. of A/B shares, diluted	72.0	73.8	(2)	72.0	73.6	(2)

In accordance with the Group's accounting policies, earnings per share are calculated on the basis of the period's net profit divided by the sum of the weighted average number of shares and options 'in the money'. Options 'in the money' are defined as the options for which the offer price was lower than the market price at the end of the financial period. The accounting policies used are unchanged from the annual financial statement of February 5, 2003. The half-year accounts have not been audited.

Profit/loss and balance

The financial results for the half-year are fully in line with the whole-year outlook published on May 7 in the first quarterly accounts for 2003.

Net turnover

Net turnover grew by 5% to DKK 2,840 million from DKK 2,715 million for the same period in 2002. Calculated in local currencies, the growth was 16%. Adjusted for acquisitions and minor one-off items, the underlying growth calculated in local currencies was 13-14%.

(DKK million)	First half 2003	2002	% change	Q2 2003	2002	% change
Enzymes	**2,710**	**2,626**	**3**	**1,331**	**1,359**	**(2)**
-technical enzymes	1,720	1,666	3	858	845	2
-detergent enzymes	1,017	1,040	(2)	502	519	(3)
-other technical enzymes	703	626	12	356	326	9
-food enzymes	685	703	(3)	333	381	(13)
-feed enzymes	305	257	19	140	133	5
Microorganisms	**130**	**89**	**46**	**65**	**48**	**35**
Net turnover	**2,840**	**2,715**	**5**	**1,396**	**1,407**	**(1)**

Sales of enzymes

Sales of **technical enzymes rose** by 3%, significantly reduced by lower exchange rates. Sales of **detergent enzymes** were 2% lower than in the same period last year, but increased nicely measured in local currencies. Sales developed slightly more positively than expected, but were markedly affected by the lower exchange rates, especially the US dollar and the dollar-dependent exchange rates. Sales of **other technical enzymes** rose by 12% in spite of the negative effect of the exchange rates. Sales of enzymes for the production of fuel ethanol and for the textile industry continue to show high growth rates.

Novozymes A/S
Stakeholder Communications
2003-22809-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

In the second quarter of 2003, two new products were introduced for the forestry industry. Calculated in local currencies, sales in the second quarter were satisfactory, especially in the detergent and fuel ethanol industries.

Sales of **food enzymes** were 3% lower than last year, significantly reduced by lower exchange rates, especially the US dollar. Sales to the baking industry grew nicely, while sales to i.a. the brewing industry were negatively affected by lower production (especially in China) and delayed sales due to the late wine harvest.
The sales growth for the second quarter of 2003, compared to the second quarter of 2002, was negatively affected by the extraordinarily high sales in 2002 and the highly negative effect of exchange rate movements.

Sales of **feed enzymes** grew by 19%. The total market for phytase products is continuing to expand, boosted by Novozymes' alliance with Roche Vitamins. On July 23, DSM's acquisition of Roche Vitamins was approved by the EU Commission and the strategic alliance in feed enzymes between Novozymes and Roche will continue with DSM as a new partner, assuming that DSM obtains the final approval from the US Federal Trade Commission.

Sales of microorganisms

Sales of **microorganisms** by Novozymes Biologicals rose by 46%. The majority of this growth can be attributed to the whole-year effect of company acquisitions in 2002 and the acquisition of Semco Bioscience with effect on February 1, 2003. On June 20, 2003, Novozymes acquired most of the activities in the company Roots, which is headquartered in Kansas, USA. This acquisition makes it possible to achieve critical mass in plant care.

Sales by geographical area

	First half			% currency	% change in
(DKK million)	2003	2002	% change	impact	local currencies
Europe, Middle East & Africa	1,263	1,149	10	(1)	11
North America	854	813	5	(18)	23
Asia Pacific	536	543	(1)	(17)	16
Latin America	187	210	(11)	(24)	13
Net turnover	**2,840**	**2,715**	**5**	**(11)**	**16**

Calculated in local currencies, sales growth was double-digit in all geographical markets. Sales to North America in particular showed high growth rates, driven by sales increases in the baking, fuel ethanol and detergent industries.

Costs, licence fees and other operating income

Total costs, excluding net financials and tax, rose by 4% to DKK 2,382 million. This rise was thus marginally lower than the rise in sales.

Production costs rose by 5%, which was significantly less than the half-year volume increase. The production and research organisations are continuing to deliver productivity gains.

Sales & marketing costs rose by 3%, positively affected by the lower exchange rates.

Novozymes A/S
Stakeholder Communications
2003-22809-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Research & development costs, some of which are dollar-related, fell by 1%.

Administration costs rose in total by 6%, due i.a. to increased costs relating to company acquisitions.

Other operating income was slightly lower than for the same period in 2002.

The total depreciation charges were DKK 253 million compared to DKK 256 million in 2002.

Operating profit

Operating profit rose by 7% to DKK 458 million, of which DKK 448 million was generated by enzymes and DKK 10 million by microorganisms. The operating profit margin – operating profit as a percentage of sales – was 16.5% for enzymes and 7.7% for microorganisms. The latter was negatively affected by costs relating to two company acquisitions in the half-year and is therefore unchanged compared to the first half of 2002.

Net financials

Net foreign exchange gains are due primarily to realised and unrealised gains on hedging exposure in US dollars and Japanese yen.

Other financial items are positively impacted by gains in sales of securities compared to first half-year 2002.

(DKK million)	First half 2003	First half 2002
Net foreign exchange gain/(loss)	71	(9)
Net interests expenses	(26)	(23)
Other financials	(1)	(20)
Total financials	**44**	**(52)**
Net interest-bearing debt, end	1,142	1,369

Profit before and after taxation

Profit before and after taxation was DKK 502 million and DKK 361 million respectively, equivalent to increases of 33% and 34% respectively compared to the first half of 2002.

Investments, free cash flow, company acquisitions, etc.

Net investments, including acquisitions, were DKK 347 million compared to DKK 236 million in 2002.

Free cash flow was DKK 335 million, a marked increase compared to the same period last year. The second quarter of 2003 was positively affected by repaid tax relating to payments from previous years.

We paid out dividend for 2002 of DKK 162 million and purchased own shares to the value of DKK 199 million in the same period.

(DKK million)	First half 2003	First half 2002
Cash flow from operations	682	437
Acquisitions	122	103
Investments, including acq.	347	236
Free cash flow	**335**	**201**
Dividend paid	162	146
Purchase of own shares	199	83

In the second quarter of 2003, DKK 500 million were spent on repaying interest-bearing debt.

Novozymes A/S
Stakeholder Communications
2003-22809-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Developments in shareholders' equity and holding of own shares

Shareholders' equity was DKK 4,037 million at the end of the first half of 2003 compared to DKK 4,155 million at the start of 2003. Shareholders' equity increased with the net profit for the period, but was reduced by dividend payments, purchases of own shares and currency translation adjustments for net assets in affiliates.

(DKK million)	First half 2003
Equity at beginning of year	4,155
Net profit for the period	361
Dividend paid	(162)
Purchase of own shares	(199)
Currency translation adjustments for net assets, etc.	(118)
Equity at end of June	4,037
Total assets, end of June	7,781

The holding of own shares at the start of the first half of 2003 was 4,988,250 B-shares, equivalent to 6.6% of the share capital.

Status of the share buy-back programme

In the period February 6 to June 30, 2003, we bought back own shares for DKK 199 million, equivalent to 1,318,200 B-shares. Executive Management is authorised to buy back shares for up to DKK 400 million.

Outlook for 2003

Through the first half of 2003, the main sales currencies fell in value compared to the Danish krone. Since 97% of Novozymes' sales are international, the falling exchange rates will, as mentioned earlier, have a significantly negative effect on the financial results for 2003.

(DKK)	USD	JPY	CNY
Average exchange rate for 2002	789	6.30	95.40
Spot rate, Aug.12, 2003	657	5.55	79.39
Development	-17%	-12%	-17%

The outlook for growth in annual net profit has increased from 10% to 13% due to a favourable development in net financials, while the outlook for operating profit remains the same. The outlook for free cash flow has improved. These outlooks are based on the following:

- Exchange rates remaining at their current levels for the rest of the year, including in particular USD, dollar-dependent currencies and JPY compared to DKK.
- Growth in net turnover of 3-4% in DKK (estimated at 11-12% in local currencies). Lower exchange rates are thus expected to reduce the sales growth by around 8 percentage points compared to the previously estimated 7 percentage points. The contribution to the sales growth from the whole-year effect of acquired companies is expected to be around 2 percentage points.
- Growth in operating profit of 3-5%. Operating profit is expected to be significantly affected by lower exchange rates since Novozymes has proportionally more costs than earnings in Danish kroner.

Novozymes A/S
Stakeholder Communications
2003-22809-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

- Operating profit margin of 17%.

- Net financials of DKK 20-30 million. This is higher than the earlier announcement due to a more positive development in hedging gains than previously estimated.

- Effective tax rate of 28%.

- Investments in tangible fixed assets before company acquisitions on a par with annual depreciations.

- Free cash flow before company acquisitions at a level of DKK 800-900 million, an upwards adjustment from the previous DKK 750-850 million, mainly due to a tax repayment relating to payments in previous years.

- Increase in return on invested capital after tax from 13.1% in 2002.

Update on business developments

Enzymes:

As part of a strengthening of research & development activities, five focus areas were established in the summer of 2001: Oils & Fats; Forestry; Processed Foods; Fuel Ethanol; and Applications specifically for Asia.

The area of Oils & Fats already has several products on the market and will in future spend its resources on increasing market penetration, including sales of enzymes that can remove or reduce the content of trans fatty acids in oils.

In the second quarter of 2003 alone, two new market-expanding products were introduced for Forestry, and the area has been allocated additional resources for research & development.

In Processed Foods, last year we entered a strategic alliance with Chr. Hansen to develop new products for the dairy industry, and the launch of the first main products from the alliance is expected as early as 2005.

In recent years, the area of Fuel Ethanol has experienced strongly increasing sales of enzymes that help to convert mainly maize (corn) into fuel. The work on achieving the final milestone in the co-operation with the US Department of Energy, which relates to enzymes that can convert biomass into fuel, is proceeding to plan.

Applications specifically for Asia have now been split into two sections working specifically to find relevant enzyme applications for the Chinese and Japanese markets respectively.

Microorganisms:

With five acquisitions in two years, Novozymes has established a new business area with sufficient critical mass in the following areas: cleaning, wastewater treatment and plant care. Integration of the

Novozymes A/S
Stakeholder Communications
2003-22809-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

companies is proceeding to plan, and the primary focus will now be on organic growth and increased profitability.

Activities in biopolymers and pharmaceutical proteins:

Biopolymers:

The first production trials with the microbial manufacture of hyaluronic acid have been satisfactory, and the necessary official approvals have been obtained. The launch of the product for the cosmetics industry is scheduled for 2004.

Contract production of pharmaceutical proteins:

With the acquisition of Novozymes Biopharma (formerly BioGaia Fermentation) in 2002, Novozymes now has a European-approved cGMP plant producing i.a. Protein A.
In 2002, Novozymes also entered an agreement with the company Neugenesis Corp. on the development of a microbial production method for monoclonal antibodies. Work on this is continuing even though there are still major technical challenges to be met.

Development of antimicrobial peptides:

The initiatives in antimicrobial peptides, which are a new class of antibiotic substance, have so far resulted in the identification of several classes of naturally occurring peptide. We are attempting to improve the properties of these identified peptides using various techniques that are often also used on enzymes. We have now established a microbial production system that can produce a range of antimicrobial peptides. The project is still at a very early stage.

Forward-looking statements

This stock exchange announcement contains forward-looking statements (including the financial outlooks for 2003) which, by their very nature, are associated with risks and uncertainties which i.a. may cause actual results to differ materially from expectations, including unexpected developments in the international currency, bond and money markets, market-driven price decreases for Novozymes' products and the introduction of competing products in Novozymes' core areas.

Bagsværd, August 13, 2003
Board of Directors
Novozymes A/S

Novozymes A/S
Stakeholder Communications
2003-22809-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Contact persons

Media Relations:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

Investor Relations:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. With headquarters in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 25 countries and sells enzymes and microorganisms in more than 130 countries. The company's B-shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at: www.novozymes.com

Appendix:

	2003		2002				% change
(DKK million)	Q2	Q1	Q4	Q3	Q2	Q1	Q2 / Q2
Enzymes	**1,331**	**1,379**	**1,398**	**1,413**	**1,359**	**1,267**	(2)
-technical enzymes	858	862	858	876	845	821	2
-detergent	502	515	504	506	519	521	(3)
-other technical	356	347	354	370	326	300	9
-food enzymes	333	352	385	394	381	322	(13)
-feed enzymes	140	165	155	143	133	124	5
Microorganisms	**65**	**65**	**54**	**62**	**48**	**41**	35
Net turnover	**1,396**	**1,444**	**1,452**	**1,475**	**1,407**	**1,308**	(1)

	2003		2002				% change
(DKK million)	Q2	Q1	Q4	Q3	Q2	Q1	Q2 / Q2
Europe, Middle East & Africa	610	653	639	666	607	542	0
North America	439	415	454	447	411	402	7
Asia Pacific	257	279	262	265	286	257	(10)
Latin America	90	97	97	97	103	107	(13)
Net turnover	**1,396**	**1,444**	**1,452**	**1,475**	**1,407**	**1,308**	(1)

novozymes®

Stock exchange announcement

August 20, 2003

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 6, 2003

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	August 18, 2003	- 2,635	DKK 506,735	135,526	DKK 26,292,044

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nikolai Kampmann
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone: +45 8824 9999
Fax: +45 4442 1002
Internet: www.novozymes.com
CVR number: 10 00 71 27